PATTERSON BROOKE RESOURCES INC.
#21 - 2386 Haines Road
Mississauga, Ontario,
L4Y 1Y6

 Telephone: (416) 819-3795
                Fax: (905) 272-9317

                                                            March 19, 2007
By EDGAR filing only

United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.
20549-7010

Attention: H. Roger Schwall, Assistant Director

Dear Sirs:
    Re:  Patterson Brooke Resources Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form SB-2
                Filed February 5, 2007
File No. 333-139797

We acknowledge receipt of your comment letter of March 8, 2007 respecting our Amendment No. 1 to our Registration Statement on Form SB-2 identified in the caption above.

We have filed an edgarized copy of Amendment #2 to our SB-2 with “red-lines”, for ease of reference to the changes made to the document. Unless we hear from you to the contrary, we will assume that our electronic filing is sufficient for your purposes. If you also wish us to forward paper copies of this letter and enclosures please so advise us at the fax number set out above.

Our responses below are in answer (and have the corresponding number) to the comments in your letter of March 8, 2007. Please note that all page references below refer to the filed copy of Amendment #2 to our SB-2:

Directors, Executive Officers, Promoters and Control Persons, page 19

1. As requested we have expanded my biological sketch to specify when my association with Standard Capital Corporation started.

Planned Exploration Work - Plan of Operation, Page 21

2. On reflection we agree that our disclosure in this area can, and should, be improved. In light of your comment about “…apparent inconsistencies..” in the way in which we referred to our sources of financing for this year’s exploration season and administrative expenses vs. our dependence “…upon our ability to obtain third party financing in the form of debt and equity.” we have made a number of changes, all of which are ‘red-lined’ in filed copy of Amendment #2 to our SB-2.

The thrust of these revisions is, we trust, to make clear to the reader that (i) with funds on hand together with an additional $20,000 I will advance by or before May 31, 2007, the Company will have funds sufficient to carry out our initial exploration program on the Alice Claim recommended by our engineer while still leaving enough cash to defray all other anticipated company expenses up to at least December 31, 2007, and (ii) we will require additional funding in order to conduct exploration work beyond this year’s program, and to otherwise ‘carry on business’.

We refer you specifically to changes made to:

- Summary Information about Patterson Brooke Resources Inc., page 3.

- Risks Associated with our Company: page 5;

- BUSINESS DESCRIPTION, Business Development Since Inception, page 17

- BUSINESS DESCRIPTION, Proposed Exploration Work - Plan of Operation, page 22

- MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS, opening section, page 25 and;

- MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS, new sub-section headed Liquidity and Capital Resources, page 26

Any other consequential changes have been highlighted by ‘red-lining’ as well as those specifically enumerated above.

3. Until receiving your letter the Company and I had operated on the basis of an oral agreement that I would provide cash to finance this year’s operation if we were unable to find any other source. We initially estimated our needs at $35,000 but have since revised this figure to $40,000. As the changes enumerated above indicate, I have advanced $20,000 to the Company to date and will provide a further $20,000 by no later than May 31, 2007. We have also committed this oral agreement to writing, made specific reference to this written agreement in CERTAIN TRANSACTIONS, page 37 and filed the agreement as Exhibit 10 to Amendment #2 to our SB-2.

OTHER CHANGES

4.
Since your letter of March 8, 2007 we received our quarterly financial statements made up to January 31, 2007. Accordingly we have updated our financial disclosure throughout Amendment #2 to our SB-2 to include information derived for these quarterly statements and have attached these quarterly statement to Amendment #2. Finally, we have attached, as Exhibit 11, a new ‘Statement re: Computation of Per Share Earnings’ and, as Exhibit 23.1, the ‘Consent of Madsen & Associates, CPA’s Inc.’ to the inclusion of their audit opinion and reference to them being experts in Amendment #2.

5. Where feasible we have undated financial disclosure to March 15, 2007. All such changes have been ‘red-lined’.

We appreciate your very helpful comments and questions concerning disclosure in our SB-2A and trust the above, and enclosed, fully address your comments and concerns.

Yours truly,
Patterson Brooke Resources Inc.

B. GORDON BROOKE

Per: B. Gordon Brooke
President